UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

FORM 11-K
__________

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

_______________________________
Commission file number 1-13270
_____________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Flotek Industries, Inc.
2012 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flotek Industries, Inc.
5775 N. Sam Houston Pkwy W., Suite 400
Houston, Texas 77086

FLOTEK INDUSTRIES, INC.
2012 EMPLOYEE STOCK PURCHASE PLAN

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Flotek Industries, Inc. 2012 Employee Stock Purchase Plan
Houston, Texas
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of Flotek Industries, Inc. 2012 Employee Stock Purchase Plan (the "Plan") as of December 31, 2025 and 2024, the related statements of net income and changes in plan equity for the three years ended December 31, 2025, December 31, 2024, and December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2025 and 2024, and the net income and changes in plan equity for the three years ended December 31, 2025, December 31, 2024, and December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP
Crowe LLP
We have served as the Plan’s auditor since 2022.
South Bend, Indiana
March 31, 2026

FLOTEK INDUSTRIES, INC.
2012 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2025	2024
ASSETS:
Participant contributions due from Flotek Industries, Inc.	$915	$—
Total assets	915	—

LIABILITIES:
Refunds due to participants	915	—
Total liabilities	915	—

PLAN EQUITY	$—	$—
See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC.
2012 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF NET INCOME AND CHANGES IN PLAN EQUITY

	Year ended December 31,
	2025	2024	2023
ADDITIONS:
Participant contributions	$168,361	$112,704	$126,757

DEDUCTIONS:
Stock purchases for participants	(167,048)	(112,704)	(91,090)
Refund of contributions to participants	(1,313)	—	(35,667)

CHANGES IN PLAN EQUITY	—	—	—

PLAN EQUITY
Beginning of year	—	—	—
End of year	$—	$—	$—

See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC.
2012 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - DESCRIPTION OF THE PLAN
The following description of the Flotek Industries, Inc. 2012 Employee Stock Purchase Plan (the “Plan”) is provided for general informational purposes only. Plan participants should refer to the Plan document for a complete description of Plan provisions.
General
The Plan is designed to provide eligible employees of the Company and its subsidiaries with an opportunity to purchase shares of the Company’s common stock (the “Flotek Stock”) at a discounted price through payroll deductions. The Plan was approved by the Company’s stockholders on May 18, 2012 and commenced operation on October 1, 2012 and was further amended in 2019, 2022, 2023, and 2025 as described below. A total of 250,000 shares of Flotek Stock have been authorized for issuance under the terms of the Plan.
The Plan has offering periods lasting three months. The first three-month offering period began October 1, 2012. Subsequent continuous offering periods commence on January 1, April 1, July 1, and October 1 of each year.
Effective after the third quarter 2018 purchase, the Company temporarily suspended the Plan due to the lack of available shares. During the second quarter 2019, the Company obtained shareholder approval to increase the number of shares of the Flotek Stock available for issuance under the Plan by 83,333 shares and reinstated the Plan.
Effective after the first quarter 2022 purchase, the Company temporarily suspended the Plan due to lack of available shares. During the second quarter 2022, the Company obtained shareholder approval to increase the number of shares of the Flotek Stock available for issuance under the Plan by 83,333 shares and reinstated the Plan.
On June 27, 2023, the Company’s Board of Directors (the “Board”) approved an amendment to the Plan to allow highly compensated employees (within the meaning of Section 423(b)(4)(D) of the Internal Revenue Code of 1986, as amended) to participate in the Plan and to remove the 1,000 shares of Flotek Stock limit per employee per offering period under the Plan. In addition, the Board removed the prior prohibition on executive officers participating in the Plan.
On March 6, 2025, the Board approved amendments to the Plan, subject to shareholder approval. On May 16, 2025, the Company’s shareholders approved amendments to the Plan to (i) extend the duration to June 30, 2027 and (ii) make certain other administrative changes.
Administration
The Plan is administered by the Board, unless the Board appoints a committee to administer the Plan. The Board has selected a third-party administrator, Equiniti Trust Company, LLC (“EQ”), to maintain the accounts of the Plan and serve as the custodian of employee accounts. EQ uses information regarding employees’ payroll deductions to credit an account in each participant’s name with the number of full shares of Flotek Stock purchased by that participant’s contributions to the Plan.
Shares of Flotek Stock acquired by participants under the Plan may be shares issued by the Company from its authorized but unissued shares, treasury shares or shares purchased on the open market.
Eligibility
Any employee of the Company who is customarily employed for at least twenty (20) hours per week by the Company or one of its subsidiaries is eligible to participate in the Plan, except that no employee may participate in the Plan if the employee owns or would own after participation in the Plan 5% or more of the outstanding shares of Flotek Stock.

FLOTEK INDUSTRIES, INC.
2012 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
There were approximately 36 and 27 participants in the Plan at December 31, 2025 and 2024, respectively.
Contributions
If an employee elects to participate in the Plan, the employee contributes to the Plan through payroll deductions in an amount not less than one percent (1%) and not more than ten percent (10%) of such participant’s compensation, on an after tax basis, on each payday during the offering period. Employees may increase or decrease the deduction rate at the start of each offering period. A participant may withdraw from any offering period by providing written notice to the Company prior to the applicable purchase date and any accumulated payroll deductions will be returned to the respective participant.
During the years ended December 31, 2025, 2024, and 2023, participants purchased 15,120, 25,370, and 25,627 shares, respectively, of Flotek Stock.
Purchases
Participant contributions are used to purchase Flotek Stock as of the last business day of the quarterly offering period (the “trade date”) at 85% of the closing market price of the stock on that day, and recorded in the financial statements as of the trade date, while the quarterly stock purchase will generally have a settlement date a few days after the end of each quarter. For each calendar year, an employee may not be granted purchase rights for Flotek Stock valued over $25,000, as determined at the time such purchase right is granted. Any payroll deductions collected from an employee that cannot be applied to the purchase of Flotek Stock because of limitations will be refunded to the employee.
Expenses
The Company pays all administrative expenses related to the purchase, custody, and record keeping of the Flotek Stock held as part of the Plan. These expenses may include broker commissions, transfer fees, administrative costs, and other similar expenses. Expenses related to the disposition or transfer of shares from a participants’ account are borne by that participant.
Refunds
Prior to the June 27, 2023 amendment, the Company refunded contributions to participants that were in excess of the purchase price of the 1,000 share limitation. For the year ended December 31, 2023, the Company refunded $35,667 to Plan participants primarily related to contributions in excess of the 1,000 share limitation. The Company does not purchase fractional shares related to a participant’s contributions. Therefore, the portion of the participant’s contributions that would result in the purchase of fractional shares are refunded to the Plan participant. For the years ended December 31, 2025 and 2024, the Company refunded $1,313 and $0, respectively, to Plan participants.
Withdrawals and Termination of Employment
The Plan provides that a participant may withdraw from the Plan at any time and receive a refund of contributions for that offering period by completing the withdrawal request directly through EQ’s participant account website. If an employee’s employment ends for any reason, whether voluntary or involuntary, including retirement or death, participation in the Plan automatically ends, and the Company will refund any payroll deductions under the Plan that have not yet been used to purchase shares.
Plan Termination
The Plan will terminate at the earliest of the following:
•June 30, 2027;
•the date the Board acts to terminate the Plan in accordance with the Plan provisions; or

FLOTEK INDUSTRIES, INC.
2012 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
•the date when all of the shares available under the Plan have been purchased (as of December 31, 2025, the Company had approximately 57,000 shares available for future issuance).
Upon termination of the Plan, all unapplied cash credits not already used to purchase Flotek Stock remaining in participants’ accounts will be refunded in cash to the participants. The Board may terminate or amend the Plan as deemed necessary or appropriate.
Employee Accounts
EQ serves as the Plan’s record keeper. Flotek Stock is held in custodial accounts by EQ, which maintains a separate account for each participant adding the number of full shares of Flotek Stock purchased with contributions and reflecting the total number of shares held. Each participant holding shares at EQ has the right to vote, receive dividends, transfer, and dispose of their shares.
Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and changes in net assets during the reporting period. Actual results could differ from these estimates.
Note 3 - TAX STATUS
The Plan is intended to qualify as an “Employee Stock Purchase Plan” within the meaning of Section 423 of the Code. The Plan is not intended to be a qualified pension, profit-sharing or stock bonus plan under Section 401(a) of the Code, nor is it intended to be subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan does not provide for withholding or payment of income taxes. Participants are not taxed on the 15% stock price discount at the time of purchase. Upon the sale of Flotek Stock purchased under the Plan, participants are subject to income taxes. The amount of any tax depends on how long the shares are held and the disposition price.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024 there are no uncertain tax positions taken or expected to be taken, that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax period.
Note 4 - SUBSEQUENT EVENTS
Subsequent events have been evaluated through March 31, 2026, the date the financial statements were issued.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Crowe, LLP

SIGNATURE
Flotek Industries, Inc. 2012 Employee Stock Purchase Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flotek Industries, Inc. 2012
Employee Stock Purchase Plan
(Name of Plan)

Date: March 31, 2026	By:	/s/ BOND CLEMENT
Bond Clement Chief Financial Officer